Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 333-254589

Date: June 7, 2021

The following press release was released by Sunlight Financial LLC (the “Company”) on June 7, 2021.

 For Immediate Release

June 7, 2021

SUNLIGHT FINANCIAL TO PARTICIPATE IN COWEN AND PIPER SANDLER INVESTOR CONFERENCES

NEW YORK, N.Y. and CHARLOTTE, N.C. – June 7, 2021 – Sunlight Financial, a premier, technology-enabled point-of-sale financing company, today announced that its Chief Executive Officer, Matt Potere, and Chief Financial Officer, Barry Edinburg, will participate in two investor conferences this week:

•	On Tuesday, June 8, 2021, management will participate in a fireside chat at the Cowen Sustainability & Energy Transition Summit beginning at 3:10 PM Eastern Time.

•	On Thursday, June 10, 2021, management will participate in a fireside chat at the Piper Sandler Global Exchange & FinTech Conference beginning at 3:30 PM Eastern Time.

Both events will be accessible at the time of the respective event via a link to a live webcast on Sunlight’s website at www.sunlightfinancial.com/investors.

A transcript of each webcast will be filed with the Securities and Exchange Commission as a Rule 425 Prospectus by Spartan Acquisition Corp. II and on that date, a replay recording of the webcast of the respective fireside chat will be accessible through Sunlight’s website at www.sunlightfinancial.com/investors. This replay will be available for 90 days following the conclusion of the event.

Business Combination Transaction

On January 23, 2021, Sunlight entered into a business combination agreement with Spartan Acquisition Corp. II (NYSE: SPRQ). The business combination is expected to close late in the second quarter or early in the third quarter of 2021. Upon closing of the transaction, the combined public company will be named Sunlight Financial Holdings Inc. Sunlight Financial LLC will be the new public holding company’s sole operating subsidiary and Sunlight’s existing management team will continue to lead the business. Sunlight Financial Holdings Inc. expects to be listed on NYSE and has reserved the ticker “SUNL” following completion of the business combination.

About Sunlight Financial

Sunlight Financial is a premier, technology-enabled point-of-sale finance company. Sunlight partners with contractors nationwide to provide homeowners with financing for the installation of residential solar systems and other home improvements. Sunlight’s best-in-class technology and deep credit expertise simplify and streamline consumer finance, ensuring a fast and frictionless process for both contractors and homeowners. For more information, visit www.sunlightfinancial.com.

Forward Looking Statements

The information in this press release and any presentations related thereto may include “forward-looking statements” related to Sunlight Financial LLC (“Sunlight” or the “Company”) within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of operating and financial measures or metrics (and the assumptions related to their calculation) such as Sunlight’s projected revenue, expenses, market share, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, operating expenses, credit approvals, funded loan volume, and expected capital commitments for 2020-2023 or specified periods or years within such time period, projections of growth, market opportunity and market share, the impact of COVID-19 on the Company and its business and operations, the growth of the solar industry, product mix, and factors outside of the Company’s control such as macroeconomic trends, public health emergencies, natural disasters and the impacts of climate change. These forward-looking statements are not guarantees of future performance, reflect the current views and expectations of Spartan Acquisition Corp. II’s (“Spartan”) and Sunlight‘s management, are based on various assumptions, whether or not identified herein, and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by such forward-looking statements. Such risks and uncertainties include, among others: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of Spartan and Sunlight to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Spartan or Sunlight is not obtained; failure to realize the anticipated benefits of the proposed business combination; the amount of redemption requests made by Spartan’s public stockholders; the ability of Spartan or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; risks relating to the uncertainty of the projected operating and financial information with respect to Sunlight; risks related to Sunlight’s business and the timing of expected business milestones or results; the effects of competition and regulatory risks, and the impacts of changes in legislation or regulations on Sunlight’s future business; the expiration, renewal, modification or replacement of the federal solar investment tax credit, rebates and other incentives; the effects of the COVID-19 pandemic on Sunlight’s business or future results; the Company’s ability to attract and retain the Company’s relationships with third parties, including the Company’s capital providers and solar contractors; changes in the retail prices of traditional utility generated electricity; the availability of solar panels, batteries and other components and raw materials; and such other risks and uncertainties discussed in the “Risk Factors” section of Spartan’s Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2021, as amended on May 11, 2021, and Registration Statement on Form S-4 as filed with the SEC on March 22, 2021, as amended on May 12, 2021 and June 1, 2021, and other documents of Spartan filed, or to be filed, with the SEC. All forward-looking statements used herein speak only as of the date they are made and are based on information available at that time. Neither Spartan nor Sunlight assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information for Investors; Participants in Solicitation

In connection with the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of January 23, 2021, by and among Sunlight, Spartan and their subsidiaries and affiliates party thereto, Spartan has filed a Registration Statement on Form S-4, as amended (which includes a proxy statement/prospectus of Spartan) and other relevant documents with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  In addition, nothing contained herein should be construed as legal, financial, tax or other advice. SECURITY HOLDERS OF SPARTAN AND SUNLIGHT ARE URGED TO READ (1) THE REGISTRATION STATEMENT, (2) THE PROXY STATEMENT/PROSEPCTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), (3) OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC BY SPARTAN, AND (4) ADDITIONAL PRESS RELEASES FROM SUNLIGHT AND SPARTAN FOUND ON THEIR RESPECTIVE WEBSITES, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Spartan’s and Sunlight’s stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Spartan, Sunlight and the Transactions, without charge, at the SEC’s website located at www.sec.gov. Spartan and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Spartan’s stockholders with respect to the proposed business combination and the other matters set forth in the proxy statement/prospectus. Information regarding Spartan’s directors and executive officers is available under the heading Item 10. “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K filed with the SEC on March 11, 2021 and regarding the combined company’s proposed directors and executive officers after the Transactions are consummated, as well as a description of their direct and indirect interests, by security holdings or otherwise is available under the headings “Management After the Business Combination”, “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in its Registration Statement on Form S-4/A as filed with the SEC on May 12, 2021 and June 1, 2021, and other relevant documents that may be subsequently filed with the SEC.

Media Contacts:

Investor Relations

Lucia Dempsey

investors@sunlightfinancial.com

888.315.0822

Public Relations

Doug Donsky / Brian Ruby, ICR

media@sunlightfinancial.com

646.677.1844

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) has filed a registration statement on Form S-4 (File No. 333-254589) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s preliminary proxy statement/prospectus in the Registration Statement, Spartan’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 11, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed on May 21, 2021. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on May 11, 2021, its Current Reports on Form 8-K, as well as the Registration Statement that Spartan has filed with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.